Exhibit 20.1

August 7, 2015

«Partnership»
«NAME2»
«ADDRESS»
«ADDRESS2»
«CITY», «STATE»«ZIP»

Re:           WNC Housing Tax Credit Fund VI, L.P., Series 13 (the “Partnership”)

Dear Holders of Units of Limited Partnership Interest in the Partnership (the “Limited Partners”):

This correspondence provides an update to the correspondence of June 25, 2015 from the Partnership to you as the Limited Partners regarding the sale of Grove Village Limited Partnership (“Grove Village”) and the Internal Revenue Service’s (“IRS”) examination of the Partnership.  Until recently, the IRS has been non-responsive to requests from the Partnership and its counsel.

In June of this year some of you began to receive a notice from the IRS requesting your tax returns for tax years 2007, 2008 and/or 2009 (the “IRS Notice”).  In the IRS Notice it was stated that the Partnership had been examined by the IRS and the Limited Partners were being asked to provide past tax returns.  Limited Partner calls to the general partner of the Partnership, WNC National Partners, LLC (“WNC GP”), asked about the IRS examination of the Partnership.  During the recent call with the IRS it was disclosed that the Partnership was never examined by the IRS.

Actually the IRS was examining Grove Village.  The general partner and tax matters partner of Grove Village was Walker Guardian LLC (“Walker Guardian”). As indicated in communication from the Partnership to the Limited Partners for more than a year now, and most recently in the June 25, 2015 correspondence, Grove Village never qualified for the low income housing tax credits (the “LIHTC”) and a repayment of the LIHTCs taken will occur, not only for 2007 – 2009 but also for 2010.

At this time, and based on the WNC GP’s outreach to the Limited Partners, many of you have expressed your concern that the repayments currently being requested of you by the IRS do not cover all three years under examination nor does it cover the LIHTCs the Limited Partners received in 2010, which will also need to be repaid.  You have indicated that the longer the IRS takes to resolve all four years the more interest you have to pay to the IRS.

What should be done now?  WNC GP will work with the IRS to obtain information regarding their process and collection timeline going forward and to seek an agreement for the Limited Partners’ repayment of the LIHTCs taken for tax years 2007 through 2010 so that the entire matter is resolved efficiently and the interest rate charged by the IRS ends.  If you have received a notice to

714.662.5565 714.708.8498 F 17782 Sky Park Circle, Irvine, California 92614
wncinc.com

August 7, 2015

repay any of the three years under examination then you should do so provided your tax preparer concurs.  If a Limited Partner makes a payment to the IRS then please provide the amount and the year or years the repayment applies to the WNC GP so a complete record can be maintained in reaching an agreement with the IRS.

WNC GP will provide monthly letter updates to the Limited Partners regarding the progress being made with the IRS.  In the interim, if you have any questions please do not hesitate to call Denim Mercado at (949) 236-8156.

Sincerely,

WNC National Partners, LLC
General Partner

cc:  Registered Representative